UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Giggles N Hugs, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

37518A-104

(CUSIP Number)

Joey Parsi

10250 Santa Monica Blvd., #155

Los Angeles, CA 90067

(310) 553-4847

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37518A-104

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Joey Parsi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) X
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
10,040,912 (24.99%)
	8.	Shared Voting Power
18,852,825 (46.91%) (1)
	9.	Sole Dispositive Power
10,040,912 (24.99%)
	10.	Shared Dispositive Power 18,852,825 (46.91%) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

18,852,825 (46.91%) (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 46.91%. The percentage is calculated using 40,187,413 outstanding shares of the Issuer’s Common Stock as of June 23, 2015

14.	Type of Reporting Person (See Instructions)

IN

(1) 8,811,913 shares of common stock held of record by Dorsa Foroughi, the spouse of the Reporting Person. The Reporting Person is deemed to have indirect voting and investment control over such shares.

CUSIP No. 37518A-104

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Dorsa Foroughi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) X
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
8,811,913 (21.93%)
	8.	Shared Voting Power
18,852,825 (46.91%) (1)
	9.	Sole Dispositive Power
8,811,913 (21.93%)
	10.	Shared Dispositive Power 18,852,825 (46.91%) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

18,852,825 (46.91%) (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 46.91%. The percentage is calculated using 40,187,413 outstanding shares of the Issuer’s Common Stock as of June 23, 2015

14.	Type of Reporting Person (See Instructions)

IN

(1) 10,040,912 shares of common stock held of record by Joey Parsi, the spouse of the Reporting Person. The Reporting Person is deemed to have indirect voting and investment control over such shares.

Explanatory Note

This amendment to the Schedule 13D filed with the Securities and Exchange Commission on March 13, 2012, is being filed to amend the original Schedule 13D filing by including 1,229,000 shares of common stock acquired by the Joey Parsi on May 22, 2015.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of Giggles N’ Hugs, Inc., whose principal executive office is located at 10250 Santa Monica Blvd., #155, Los Angeles, California 90067 (the “Issuer”).

Item 2. Identity and Background.

(a) The persons filing this Schedule 13D are Joey Parsi (“Parsi”) and Dorsa Foroughi (“Foroughi”, and together with Parsi, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 10250 Santa Monica Blvd., #155, Los Angeles, California 90067.

(c) Parsi is Chief Executive Officer, Treasurer and Secretary of the Issuer. Foroughi is a licensed attorney and homemaker.

(d) During the past five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither of the Reporting Persons has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Parsi and Foroughi are U.S. Citizens.

Item 3. Source and Amount of Funds or Other Consideration.

On May 22, 2015, the Board of Directors of the Issuer granted bonus compensation to Parsi in the form of 1,229,000 shares of common stock at a per share price of $0.18 in exchange for his ongoing services as an officer and director of the Company, including his involvement with certain financing transactions over the past three years and the hiring of the Issuer’s management.

Item 4. Purpose of Transaction.

The securities of the Issuer were acquired by Parsi as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date of this filing, the Reporting Persons may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote 18,852,825 shares of common stock, which represents approximately 46.91% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j). Mr. Parsi is deemed to have sole power to vote or dispose of 10,040,912 shares (24.99%) and Ms. Foroughi is deemed to have sole power to vote or dispose of 8,811,913 shares (21.93%). These percentages of beneficial ownership were calculated by dividing the number of shares beneficially owned by the Reporting Persons by 40,187,413 shares (the number of outstanding shares of common stock of the Issuer as of June 23, 2015).

(c) Other than as described above in Item 4, the Reporting Persons have not entered into any transactions in the Common Stock in the past sixty (60) days.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of Reporting Persons’ holdings in the Issuer.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

July 7, 2015

/s/ Joey Parsi
Joey Parsi